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                              October 11, 2022

       Stephen Nolan
       Chief Financial Officer and Treasurer
       Albany International Corp.
       216 Airport Drive
       Rochester, New Hampshire 03867

                                                        Re: Albany
International Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-10026

       Dear Stephen Nolan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 36

   1. We note that you reconcile EBITDA and Adjusted EBITDA to operating income (loss) for each segment and on a
consolidated basis. Please revise your presentation in future annual and quarterly filings
to reconcile these non-GAAP measures to net income (loss), the most directly comparable
GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and
                                                        Question 103.02 of the
SEC   s Division of Corporation Finance C&DIs on Non-GAAP
                                                        Measures. This comment
also applies to your earnings releases furnished on Form 8-K.
   2. We note that your Adjusted EBITDA non-GAAP measure includes an adjustment for foreign currency
revaluation (gains)/losses. Please tell us how you considered Question
                                                        100.01 of the SEC   s
Division of Corporation Finance C&DIs on Non-GAAP Measures
                                                        given that such gains
and losses appear to reflect normal business activities of an entity
 Stephen Nolan
Albany International Corp.
October 11, 2022
Page 2
         with foreign subsidiaries/operations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.



FirstName LastNameStephen Nolan                           Sincerely,
Comapany NameAlbany International Corp.
                                                          Division of
Corporation Finance
October 11, 2022 Page 2                                   Office of
Manufacturing
FirstName LastName